

Mail Stop 4628

March 8, 2016

Via Email
H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

> **Re: NGL Energy Partners LP**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2015**
> **Filed June 1, 2015**
> **File No. 1-35172**

Dear Mr. Krimbill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Risk Factors, page 32

A loss of one or more significant customers could materially or adversely affect results of operations, page 43

1.   Please revise to identify the customer who represented 16% of consolidated total revenues for the year ended March 31, 2015 as required by Regulation S-K Item 101(c)(1)(vii).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60</u>

<u>Critical Accounting Policies, page 95</u>

<u>Impairment of Long-Lived Assets, page 95</u>

2.   We note your disclosure that, as a result of the significant continuous decline in crude oil prices and production, you performed a goodwill impairment assessment for your water solutions segment as of January 1, 2015 and performed an additional assessment as of December 31, 2015, as reported in your Form 10-Q as of December 31, 2015. Based on the results of the first step of these goodwill impairment tests, you concluded that no impairment was indicated. However, as of December 31, 2015, you have also stated management believes it is reasonably possible that the estimate of fair value could change due to the continuing volatility in the crude oil market and results in an impairment of goodwill in the water solutions segment. Please revise your disclosure to address the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Significant Accounting Policies, page F-11</u>

<u>Revenue Recognition, page F-12</u>

3.   You state that you recognize revenue upon receipt of the wastewater at your treatment and disposal facilities. Tell us how this policy complies with SAB Topic 13:A. Demonstrate specifically how you have substantially accomplished the services that you are obligated to perform under the terms of your customer arrangements.

Note 4 – Acquisitions, page F-19

4.   We note that you continue to grow your business through multiple acquisitions during fiscal year 2015 and the interim period ending December 31, 2015. Such acquisitions have significantly increased your goodwill balance reported from period to period. Your disclosures state goodwill primarily relates to the value of synergies and the opportunity to use the acquired business as a platform from growth. Please revise your disclosure to provide additional detail explaining these synergies and opportunities for use as a platform for growth referred to in your filing as required by FASB ASC 805-30-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz at (202) 551-3331 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources